Exhibit 99.11

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	CADBURY SCHWEPPES PLC		ROBERT JAMES STACK

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
	DIRECTOR’S OWN HOLDING		ROBERT JAMES STACK	380,994
			ROBERT JAMES STACK (ADRS)	29,217
			BANK OF NEW YORK NOMINEES LTD A/C 491849	36,958
			BANK OF NEW YORK NOMINEES LTD A/C 491846	239,764

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
	SEE 3 ABOVE		PART DISPOSAL OF SHARES AWARDED UNDER THE COMPANY’S BONUS SHARE RETENTION PLAN ON RELEASE OF THE SHARES FROM TRUST TO THE DIRECTOR

7.	Number of shares acquired	8.	Percentage of issued class	9.	Number of shares disposed	10.	Percentage of issued class
	N/A		N/A		32,668		N/A

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	ORDINARY SHARES OF 12.5P EACH		£4.4693		1 MARCH 2004		1 MARCH 2004

15.	Total holding following this notification			16.	Total percentage holding of issued class following this notification
	654,245				0.03%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which exercisable
	N/A		N/A

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number
	N/A		N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification
	N/A		N/A

23.	Any additional information	24.	Name of contact and telephone number for queries
	N/A		JE HUDSPITH 020-7830 5179

25.	Name and signature of authorised company official responsible for making this notification
	J MILLS GROUP DEPUTY SECRETARY

	Date of notification 2 MARCH 2004